Exhibit 12.1

The Manitowoc Company, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	For the Year Ended December 31,
	2005	2004	2003	2002	2001	2000
Earnings from continuing operations before income taxes	$73,858	$47,031	$10,534	$60,860	$64,386	$78,008
Fixed charges	60,999	62,866	61,606	57,404	41,434	15,008
Total earnings available for fixed charges	$134,857	$109,897	$72,140	$118,264	$105,820	$93,016

Fixed charges:
Interest expense	$51,674	$52,858	$52,754	$46,547	$33,363	$11,636
Amortization of deferred financing costs (1)	2,092	3,141	2,919	4,091	3,204	672
Portion of rent deemed interest factor (2)	7,233	6,867	5,933	6,766	4,867	2,700
Total fixed charges	$60,999	$62,866	$61,606	$57,404	$41,434	$15,008

Ratio of earnings to fixed charges	2.2x	1.8x	1.2x	2.1x	2.6x	6.2x

Notes for explanations:

Note - 2000 - 2004 amounts have been restated for the discontinued operations of DRI and Toledo Ship Repair

(1) Amortization of deferred financing costs is included in interest expense in the company’s Consolidated Statement of Operations:

Interest expense per Consolidated Statements of Operations	$53,766	$55,999	$55,673	$50,638	$36,567	$12,308
Less amortization of deferred financing costs	2,092	3,141	2,919	4,091	3,204	672
Interest expense	$51,674	$52,858	$52,754	$46,547	$33,363	$11,636

(2) One third of all rent expense is deemed representative of the interest factor